Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

August 9, 2011

Via EDGAR

Ms. Linda Cvrkel, Branch Chief

Ms. Claire Erlanger

Ms. Jean Yu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:	Honda Motor Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2011

Filed June 23, 2011

File No. 001-07628

Dear Ms. Cvrkel, Ms. Erlanger and Ms. Yu:

This is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 12, 2011, with respect to the annual report on Form 20-F of Honda Motor Co., Ltd. (the “Company”) for the fiscal year ended March 31, 2011. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2011

Item 4. Information on the Company

– Preparing for the Future, page 25

1. We note your disclosure on page 26 that in response to the occurrence of inappropriate activities at Honda Trading Corporation, which is a subsidiary of the Company, and based on the investigation report and suggestion for preventative countermeasures that was submitted to the Company’s board of directors by the investigation committee established with external experts, the Company will build a system to make appropriate business judgments in accordance with the applicable laws and regulations and will further enhance corporate governance, increasing compliance awareness, and strengthening the risk management systems, including through the reexamination of personnel management systems. Please tell us if these inappropriate activities had an effect on your systems of disclosure controls and procedures or internal controls over financial reporting. If so, please tell us how you were able to conclude that your disclosure controls and procedures and internal controls over financial reporting were operating effectively at March 31, 2011.

Securities and Exchange Commission

Response:

The Company respectfully advises the Staff that the inappropriate inventory management trading activities by a single employee at Honda Trading Corporation (“HT”) had an adverse effect on the Company’s internal controls over financial reporting because the resulting accounting errors were not prevented or detected on a timely basis. However, the Company was able to conclude that its disclosure controls and procedures and internal controls over financial reporting were operating effectively at March 31, 2011 because even as the resulting accounting errors accumulated and grew in total size over time, the Company had compensating controls that ultimately detected cumulative errors of this magnitude. Honda believes that these compensating controls operated as designed to allow Honda to detect and correct the resulting accounting errors before they could have a material effect on the financial statements of the Company.

Further, in order to reduce the probability of recurrence of inappropriate activities at HT, the Company decided to no longer allow HT to conduct inventory management trading activities and implemented additional countermeasures for cost/inventory processes and sell/purchase processes to enhance internal controls at HT as of March 31, 2011.

Item 5. Operating and Financial Review and Prospects

- Overview of Fiscal Year 2011 Operating Performance, page 30

2. We note your disclosure on page 30 that operating income increased from the previous fiscal year due mainly in part to an increase in income attributable to increased net sales and model mix. Please revise your discussions of results of operations of the Automobile and Motorcycle segment, as applicable, to include a discussion of how price versus volume mix affected the amount of revenue in each reporting period.

Response:

The Company respectfully advises the Staff that, in future filings and starting with the Form 20-F for the fiscal year ending in March 31, 2012, it will revise the discussions of results of operations of the Automobile and Motorcycle segments to include a qualitative discussion of how the price versus volume mix affects the amount of revenue in each reporting period. In addition, the Company intends to provide quantitative discussion in connection with the above starting with the Form 20-f for the fiscal year ending in March 31, 2013.

3. We note that page 10 of your Form 20-F discloses the vehicle models offered by Honda in the Automobile Segment as grouped in three categories: Passenger Cars; Minivans, Multi-wagons, Sport Utility Vehicles; and Mini Cars. However, there does not appear to be any discussion in your filing regarding the relative profitability of the vehicles by model or vehicle category. We believe that it would be useful to the investor to include in your MD&A, an analysis regarding relative vehicle profitability (e.g. by brand, vehicle class or some other delineation) especially since certain of your competitors that are automobile manufacturers provide such profitability information in their filings. Please revise accordingly.

Securities and Exchange Commission

Response:

The Company respectfully advises the Staff that, in future filings and starting with the Form 20-F for the fiscal year ending in March 31, 2012, it will include in the Operating and Financial Review and Prospects section of its Form 20-F, an analysis regarding the relative vehicle profitability by vehicle class.

- Fiscal Year 2011 Compared to

Fiscal Year 2010 – Automobile

Business, page 35

4. We note your disclosure that cost of sales increased due mainly to an increase in costs attributable to increased net sales and the effect of raw material fluctuations, which was partially offset by continuing cost reduction and the positive foreign currency effects. To the extent that changes in the prices of raw materials or other costs included in cost of sales have fluctuated significantly during the periods presented in your financial statements, please revise your discussion of cost of sales to discuss and quantify the nature and impact of these changes on cost of sales. Your discussion related to other operating segments should be similarly revised, as applicable. As part of your response and revised disclosure, please consider disclosing the nature of each significant component of costs of sales.

Response:

The Company respectfully advises the Staff that the effects of fluctuations in raw materials prices or other costs in the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010 and fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009 were not significant, therefore the Company believes its disclosure is appropriate. In future filings, the Company will expand its disclosure of cost of sales to discuss and quantify the nature and impact of prices of raw materials or other costs included in cost of sales if they fluctuate significantly.

5. We note that you disclose that selling, general and administrative expenses increased by ¥49.9 billion or 5% to ¥1042.1 billion in fiscal 2011, however you do not disclose why this increase occurred. Please explain to us, and revise future filings to disclose the reason for the significant changes in selling, general and administrative expenses, and any other component of operating income.

Response:

The Company respectfully advises the Staff that the reasons for the increase in selling, general and administrative expenses were mainly due to losses in connection with the Great East Japan Earthquake of March 11, 2011, increased advertisement and sales promotion expenses related to sales increase, and quality-related expenses. Losses relating to the Great East Japan Earthquake mainly consisted of losses on damaged property, plant and equipment of ¥15.6 billion and ¥7.7 billion of fixed research and development costs that still had to be incurred even though research and development activities at certain locations had to be suspended.

The Company will disclose in future filings the reasons for the significant changes in selling, general and administrative expenses and any other component of operating income.

Securities and Exchange Commission

– Financial Services Business, page 39

6. We note your disclosure that a decrease in the provision for credit losses in fiscal 2011 contributed to the decrease in selling, general and administrative expenses and the change in operating income between fiscal 2010 and 2011. We also note from your disclosures in Notes 3 and Note 20 that the significant amount of the decrease in the provision does not appear to be accompanied by a corresponding decrease in finance receivables of a significant amount. In this regard, please explain to us the nature and reasons for the decrease and why you believe it was appropriate to decrease the provision for credit losses in fiscal 2011.

Response:

The Company respectfully advises the Staff that the provision for credit losses declined during the fiscal year ended March 31, 2011 as a result of lower net charge-offs and a reduction to the ending allowance for credit losses. Net charge-offs declined by ¥14.5 billion, or 45%, from prior year. The decline in net charge-offs was attributable to the improvement in the overall credit quality of the Company’s portfolio of finance receivables as a result of stricter purchasing standards implemented in prior years, focused collection efforts, stabilization of the economy, and strong used vehicle markets, which reduced the losses on repossessed collateral. The allowance for credit losses was reduced to ¥28.4 billion, or 0.71%, of the ending receivables compared to ¥37.3 billion, or 0.93%, of ending receivables at the end of the prior fiscal year. The allowance for credit losses was reduced to reflect lower estimates of losses incurred on the Company’s portfolio of finance receivables. The Company believes it was appropriate to reduce its estimate for the allowance for credit losses given the improvement in charge-off performance as well as improvements in credit quality indicators, including delinquency rates.

– Liquidity and Capital Resources, page 57

7. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in future filings, it will expand the liquidity discussion to cover the three-year period covered by the financial statements.

Securities and Exchange Commission

Note 6. Investments in and Advances to Affiliates, page F-24

8. We note your disclosure that in March 2011 you sold your investment in Hero Honda Motors Ltd with a book value of ¥34,275 to the joint venture partner for ¥71,073 million cash. In addition, you entered into a new licensing agreement that enables HHML to continue producing, selling and servicing its current products for consideration of ¥45,000, which will be paid by installments due through 2014. Please explain to us in further detail how you calculated or determined the ¥32,015 of revenue recognized and explain to us why you believe it was appropriate to recognize that amount of revenue in fiscal 2011. As part of your response, please also explain to us the nature of the obligations that were terminated under the joint venture agreement and tell us how you calculated or determined the fair value of those obligations.

Response:

The Company respectfully advises the Staff that in accordance with “ASC605-25 Multiple Element Arrangements”, total arrangement consideration was allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price using vendor-specific objective price, third-party price or best estimate, ¥32,015 million of the total consideration received was allocated to the license agreement based upon management’s best estimate of the relative selling price of the license agreement, which is discounted from the ¥45,000 million consideration to be paid in installment payments. As no ongoing obligations exist in connection with the sale of this license and because the amount of revenue was fixed and determinable and deemed to be collectible, the Company recognized the revenue associated with the sale of the license in the fiscal year ended March 31, 2011.

Further, the nature of the obligations that were terminated was a release from various non-competition constraints. The fair value was calculated based on the discounted cash flows of the Company’s Indian subsidiary’s future benefits which are expected to be generated by the release from the non-competition constraints.

9. We note from the statements of income that equity in income of affiliates represents a significant portion of your net income for each of the fiscal years presented. Please confirm to us that none of your affiliates accounted for under the equity method are individually significant under Rule 3-09 of Regulation S-X, for each of the fiscal years presented. If an investment is individually significant, please revise to include the financial statements required by Rule 3-09.

Response:

The Company respectfully confirms that none of its affiliates accounted for under the equity method are individually significant under Rule 3-09 of Regulation S-X for each of the fiscal years presented and, therefore, the Company concluded that no additional financial statements of such entities were required to be filed.

Securities and Exchange Commission

Note 11. Income Taxes, page F-32

10. We note your disclosure on page F-36 that due to mutual negotiated agreements regarding transfer pricing matters of overseas transactions between the Company and foreign affiliates, the Company decreased a portion of unrecognized tax benefits during the year ended March 31, 2011. We further note from your disclosure on page F-33 that the adjustments for unrecognized tax benefits were a significant part of the adjustment to the statutory tax rate. Please explain to us in further detail the nature of this negotiated agreement and tell us why you believe that it was appropriate to decrease unrecognized tax benefits for this amount in fiscal 2011.

Response:

The Company respectfully advises the Staff that it was the subject of examinations of transfer pricing matters on overseas transactions between the Company and its foreign affiliates for the fiscal years ended March 31, 2005 and 2006, and advance pricing matters on overseas transactions between the Company and its foreign affiliates for the fiscal year ended March 31, 2007 and 2008. The Company entered into discussions with the Japanese and the relevant foreign tax authorities based on the existing conventions on taxation for the avoidance of double taxation for the fiscal years ended March 31, 2005 and 2006. The Company also entered into discussions with the Japanese and the relevant foreign tax authorities regarding advance pricing matters on overseas transactions between the Company and its foreign affiliates since the fiscal year ended March 31, 2006.

In the fiscal year ended March 31, 2011, the Company received a notification from the Japanese tax agency regarding these matters in which it specified the Company’s additional imposed taxable income for the fiscal years ended March 31, 2005, 2006, 2007 and 2008, for which amended tax returns were filed because taxation amounts related to the transfer pricing were fixed. Honda does not know the details of the nature of the negotiated agreement between the Japanese and the other tax authorities.

The Company booked unrecognized tax benefits of the uncertain positions regarding these matters in the fiscal year ended March 31, 2010; however, the Company believes that it could recognize tax benefits of such positions and, consequently, it decreased its corresponding unrecognized tax benefits in the fiscal year ended March 31, 2011 because its tax liabilities has been already fixed as a result of the discussions with the relevant tax authorities.

* * * * *

Securities and Exchange Commission

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact by fax or email, Kohei Takeuchi, General Manager of Accounting Division (fax: 81-3-5412-1128; e-mail: kohei_takeuchi@hm.honda.co.jp).

Very truly yours,

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer Honda Motor Co., Ltd.

cc:	David R. Humphrey

(Securities and Exchange Commission)

Izumi Akai

Kenji Taneda

Yuko Ozaki

(Sullivan & Cromwell LLP)